SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK

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:
IN RE HEARST-ARGYLE TELEVISION,	:	Index No. 07-602881
INC. SHAREHOLDER LITIGATION	:

NEW YORK	:	IAS Part 60
COUNTY CLERK’S OFFICE	:	Hon. Bernard J. Fried

SEP 20 2007	:	CONSOLIDATED AMENDED
	:	CLASS ACTION COMPLAINT
NOT COMPARED	:
WITH COPY FILE
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          Plaintiffs, by their undersigned attorneys, allege as follows upon personal knowledge with respect to plaintiffs and plaintiffs’ actions and upon information and belief as to all other allegations:
NATURE OF THE ACTION
          1. This is a shareholder class action brought by plaintiffs on behalf of the holders of the Series A Common Stock of Hearst-Argyle Television, Inc. (“Hearst-Argyle” or the “Company”) to enjoin a self-dealing going-private plan (the “Going Private Plan”) by which defendants Hearst Corporation and its wholly owned subsidiaries, Hearst Broadcasting, Inc. and Hearst Holdings, Inc. (collectively, “Hearst”), the majority and controlling shareholder of Hearst-Argyle, seeks to cash out the public minority shareholders of Hearst-Argyle for $23.50 per share in cash through a coercive tender offer (the “Tender Offer”) followed by a squeeze-out, short form merger (the “Merger”).
          2. The Going-Private Plan is the culmination of a concerted effort by Hearst- Argyle’s controlling shareholder to squeeze-out the public minority interest in Hearst- Argyle through a coercive Tender Offer on grossly unfair and inadequate terms following a biased and unfair process.

          3. First, Hearst informed members of Hearst-Argyle management of Hearst’s desire to extinguish the public interest in Hearst-Argyle, and force Hearst-Argyle management (who indirectly work for Hearst and are concomitantly beholden to Hearst) to provide a range of prices for the Going-Private Plan. In short, Hearst forced Hearst-Argyle to place a value on itself instead of commencing a process that fairly valued the Company.
          4. Second, knowing that Hearst was set on the Going-Private Plan and incentivized to pay as little as possible to cash out the public shareholders of Hearst-Argyle, Hearst-Argyle management made revisions to the Company’s business plan and projections to assist Hearst’s efforts.
          5. Third, Hearst hired a financial advisor, Lazard Freres & Co. LLC (“Lazard”), to use the revised business plan and projections in formulating a financial analysis that materially understated Hearst-Argyle’s valuable assets and prospects for future growth arising from opportunities in the media market associated with the upcoming election cycle.
          6. Fourth, Hearst then improperly timed the public announcement of its Going-Private Plan to coincide with a temporary decline in the price of Hearst-Argyle stock that was in part due to a general decline in world markets that were negatively impacted by the collapse of the sub-prime mortgage market and overall liquidity crisis.
          7. For example, Hearst-Argyle reached a 52-week high of $27.79 on April 17, 2007, but then dropped, along with most of the stock market, in July and August following disclosure of increased defaults among sub-prime lenders and the ripple effect that it had on the credit markets. Hearst-Argyle reached its 52-week low on $19.74 on August 16, 2007.

          8. On August 17, 2007, Hearst-Argyle management provided a new business plan to Hearst, with new projections concerning the Company’s future performance. Seven days later, on August 24, 2007, with the markets still suffering from the sub-prime lender crisis and Hearst-Argyle stock trading at depressed levels, Hearst announced the Going- Private Plan at the opportunistic (and inadequate) price of just $23.50 per share.
          9. By timing the announcement of the Going-Private Plan to coincide with market turmoil, Hearst was able to tout that the price represented a premium of approximately 15% over the (depressed) trading price.
          10. Fifth, Hearst commenced the Tender Offer by filing a Schedule TO with the Securities and Exchange Commission (“SEC”), which annexed as an exhibit the Offer to Purchase for Cash All Outstanding Shares of Series A Common Stock (“the Tender Offer documents”).
          11. The Tender Offer documents are defective in many respects, and are designed to coerce shareholders into accepting the Tender Offer at an inadequate and unfair price and based on incomplete and misleading disclosure.
          12. The Tender Offer documents rely heavily on an August 22, 2007 Lazard presentation (the “Lazard Book”) to demonstrate the “fairness” of the price. That presentation, however, is riddled with errors and materially understates the value of Hearst-Argyle stock.
          13. The Tender Offer documents also threaten severe repercussions for shareholders who fail to accept the inadequate Tender Offer, as Hearst states that the failure to successfully complete the Tender Offer may result in Hearst unilaterally moving ahead and acquiring additional shares to achieve the 90% threshold necessary to effectuate a squeeze-out, short form Merger. Such retaliation by the controlling shareholder would have severe negative repercussions to public minority shareholders.
          14. Hearst’s actions, and the complicit actions and inactions of Hearst-Argyle’s Board of Directors (the “Individual Defendants” herein) are breaches of these defendants’ fiduciary duties of good faith, loyalty, care and/or candor owed to plaintiffs and the other public, minority shareholders of Hearst-Argyle, who are being threatened with irreparable harm as alleged hererin.
JURISDICTION AND VENUE
          15. This Court has jurisdiction over each defendant named herein. Hearst and Hearst-Argyle maintain principal executive offices in New York County, and all other defendants are officers and/or directors of Hearst-Argyle with sufficient minimum contacts with New York so as to render the exercise of jurisdiction by the courts of this State permissible under traditional notions of fair play and substantial justice.
          16. Venue is proper in the Court because one or more of the defendants either resides in or maintains its principal executive offices in New York County, a substantial portion of the transactions and wrongs complained of herein, including the defendants’ primary participation in the wrongful acts in violation of fiduciary duties owed to Hearst- Argyle occurred in New York County, and defendants have received substantial compensation in New York County for doing business here and engaging in numerous activities that had an effect in this County.

THE PARTIES
          17. Plaintiffs Alan Kahn, Nira Blizinsky, Advantage Investors and Paul Schwartz are and have been at all relevant times holders of Hearst-Argyle Series A Common Stock.
          18. Defendant Hearst-Argyle is a corporation organized and existing under the laws of the state of Delaware, with its principal executive offices located at 300 West 57th Street, New York, New York 10019. Hearst-Argyle is one of the country’s largest independent, or non-network-owned, television company, owning 26 television stations, and managing an additional three television and two radio stations, in geographically diverse U.S. markets. The Company’s television stations reach approximately 18% of U.S. TV households, making it one of the largest U.S. television station groups. Additionally, the Company owns: 12 ABC affiliated stations, and manages an additional ABC station owned by defendant Hearst; and 10 NBC affiliated stations. Hearst-Argyle is majority owned by defendant Hearst. Hearst-Argyle Series A Common Stock trades on the New York Stock Exchange under the symbol “HTV.”
          19. Defendant David J. Barrett (“Barrett”) has been a director of Hearst- Argyle since August 1997. Barrett has served as Hearst-Argyle’s President since June 1999 and its Chief Executive Officer since January 2001. Barrett is also a director of defendant Hearst.
          20. Defendant Frank A. Bennack, Jr. (“Bennack”) has been a director of Hearst-Argyle since August 1997. Bennack also served as President and Chief Executive Officer of defendant Hearst from January 1979 through May 2002. Since June 1, 2002, Bennack has served as Vice Chairman of Hearst’s Board of Directors and Chairman of

Hearst’s Executive Committee. Bennack is also a trustee of the trust established under the will of William Randolph Hearst, founder of defendant Hearst, and a director of both the William Randolph Hearst Foundation and The Hearst Foundation.
          21. Defendant John G. Conomikes (“Conomikes”) has been a director of Hearst-Argyle since August 1997. Conomikes also served as the Company’s President and Co-Chief Executive Officer from August 1997 to June 1999. Prior to this time, Conomikes served as a Vice President of Hearst and the General Manager of Hearst’s broadcast group since March 1983. From January 1981 to March 1983, Conomikes served as Hearst’s General Manager of Television. Conomikes is also a member of Hearst’s Board of Directors, a trustee of the trust established under the will of William Randolph Hearst and a director of both the William Randolph Hearst Foundation and The Hearst Foundation.
          22. Defendant Ken J. Elkins (“Elkins”) has been a director of Hearst-Argyle since March 1999. Elkins is a former executive of the predecessor of Hearst-Argyle.
          23. Defendant Victor F. Ganzi (“Ganzi”) has been a director of Hearst-Argyle since August 1997, and has been Chairman since January 2003. Ganzi served as Executive Vice President of Hearst from March 1997 through May 2002 and as Chief Operating Officer of Hearst from March 1998 through May 2002. Ganzi is also a member of Hearst’s Board of Directors, a trustee of the trust established under the will of William Randolph Hearst and a director of both the William Randolph Hearst Foundation and The Hearst Foundation.
          24. Defendant George R. Hearst, Jr. (“G.R. Hearst”) has been a director of Hearst-Argyle since August 1997. G.R. Hearst has also served as Chairman of the Board of Directors of Hearst since March 1996. From April 1977 to March 1996, G.R. Hearst served as a Vice President of Hearst and headed its real estate activities. G.R. Hearst is also a trustee of the trust established under the will of William Randolph Hearst, a director of the William Randolph Hearst Foundation and the president and a director of The Hearst Foundation. G.R. Hearst is a cousin of defendant William R. Hearst III.
          25. Defendant William R. Hearst III (“W.R. Hearst”) has been a director of Hearst-Argyle since August 1997. W.R. Hearst is a member of Hearst’s Board of Directors, a trustee of the trust established under the will of William Randolph Hearst, President and director of the William Randolph Hearst Foundation and Vice President and a director of The Hearst Foundation. W.R. Hearst is a cousin of defendant G.R. Hearst.
          26. Defendant Bob Marbut (“Marbut”) has been a director of Hearst-Argyle since August 1997. Marbut was formerly Hearst-Argyle’s Co-Chief Executive Officer and Chairman.
          27. Defendant Gilbert C. Maurer (“Maurer”) has been a director of Hearst- Argyle since August 1997. Maurer also served as Chief Operating Officer of Hearst from March 1990 until March 1998 and as Executive Vice President of Hearst from June 1985 until September 1998. Maurer currently serves as a consultant to Hearst. Maurer is a member of Hearst’s Board of Directors, a trustee of the trust established under the Will of William Randolph Hearst and a director of both the William Randolph Hearst Foundation and The Hearst Foundation.
          28. Defendant David Pulver (“Pulver”) has been a director of Hearst-Argyle and its predecessor since December 1994.

          29. Defendant Caroline L. Williams (“Williams”) has been a director of Hearst-Argyle and its predecessor since December 1994. Williams serves as the Chief Financial Officer of The Nathan Cummings Foundation (“NCF”). Both NCF and the William Randolph Hearst Foundation are members of the New York Regional Association of Grantmakers (“NYRAG”), a membership organization that collaborates among its members to organize grantmakers to promote philanthropy. As such, NCF and The William Randolph Hearst Foundation work together frequently. Indeed, both NCF and The William Randolph Hearst Foundation were funding partners in 2002 for “Cultural Initiatives Silicon Valley”. NCF and The William Randolph Hearst Foundation were funders and sponsors in 2004 for the Public Health Institute. Both NCF and The William Randolph Hearst Foundations provided funds for the Colorado Association for School- Based Health Care in 2006. Both Pulver and Williams were directors at Argyle prior to entering into a friendly merger with the Hearst broadcasting business in 1997.
          30. Defendants Barrett, Bennack, Conomikes, Elkins, Ganzi, G.R. Hearst, W.R. Hearst, Marbut, Maurer, Pulver and Williams are collectively referred to herein as the “Individual Defendants.”
          31. The Individual Defendants are in a fiduciary relationship with plaintiffs and the other public shareholders of Hearst-Argyle and owe them the highest obligations of loyalty, good faith and fair dealing.
          32. Defendants Hearst Corporation, Hearst Holdings, Inc. and Hearst Broadcasting, Inc. (collectively, “Hearst”) are corporations organized and existing under the laws of the state of Delaware, with principal executive offices located at 300 West 57th Street, New York, New York 10019. Hearst is a diversified media corporation with major interests in magazine, newspaper and business publishing, cable networks, television and radio broadcasting, internet businesses, and real estate. Hearst is also the world’s largest publisher of monthly magazines. Hearst owns 41,298,648 shares or 100% of the issued and outstanding shares of Hearst-Argyle Series B Common Stock and 27,501,980 shares or approximately 52% of the issued and outstanding shares of Hearst-Argyle Series A Common Stock, representing approximately 74% voting control of the Company. Because of Hearst’s ownership, Hearst-Argyle is considered a “controlled company” under New York Stock Exchange rules.
          33. Hearst, as controlling shareholder of Hearst-Argyle, is in a fiduciary relationship with plaintiffs and the other public shareholders of Hearst-Argyle and owes them the highest obligations of loyalty, good faith and fair dealing.
CLASS ACTION ALLEGATIONS
          34. Plaintiffs bring this action on their own behalf and as a class, pursuant to CPLR 901, et seq., on behalf of all holders of Hearst-Argyle Series A Common Stock who are being and will be harmed by Defendants’ actions described below (the “Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the Defendants.
          35. This action is properly maintainable as a class action because:
               (a) The Class is so numerous that joinder of all members is impracticable. There are approximately 24.7 million shares of Hearst-Argyle Series A Common Stock not owned by Hearst, and the actual number of public shareholders can be ascertained through discovery;

               (b) There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member, including: whether Defendants have breached their fiduciary duties of undivided loyalty, independence or due care with respect to plaintiffs and the other members of the Class in connection with the Going-Private Plan; whether the Individual Defendants are engaging in self-dealing in connection with the Going-Private Plan; whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of plaintiffs and the other members of the Class in connection with the Going-Private Plan; and whether plaintiffs and the other members of the Class would suffer irreparable injury were the transactions complained of herein consummated;
               (c) Plaintiffs are adequate representatives of the Class, have retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class;
               (d) Plaintiffs’ claims are typical of the claims of the other members of the Class and plaintiffs do not have any interests adverse to the Class;
               (e) The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class; and
               (f) Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

          36. Plaintiffs anticipate that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.
SUBSTANTIVE ALLEGATIONS
Background of Hearst and its Hearst-Argyle Subsidiary
          37. Founded by William Randolph Hearst in 1887, Hearst acquired its first radio station in 1928 and its first television station in 1948. Hearst-Argyle was formed in August 1997 when Hearst combined its television broadcast group and related broadcast operations with those of Argyle Television, Inc. The combined company had a combined total of 15 owned and managed television stations and two managed radio stations.
          38. Since 1997, Hearst-Argyle has acquired additional television stations through asset purchase, asset exchange or merger transactions, including merger transactions in 1999 with Pulitzer Publishing Company, in which the Company acquired nine television stations and five radio stations, and with Kelly Broadcasting Company, in which the Company acquired television stations in Sacramento, California. In 2004, the Company purchased another ABC affiliate, and in 2006, purchased a CW affiliate. Hearst- Argyle currently owns or manages 29 television stations reaching approximately 20.2 million, or approximately 18.1%, of television households in the United States. The Company’s 13 ABC-affiliated television stations, which reach 8.3% of U.S. television households, represent the largest ABC affiliate group; The Company’s 10 NBC-affiliated television stations, which reach 7.2% of U.S. television households, represent the second largest NBC affiliate group; and the Company also owns two CBS-affiliated television stations, one CW station and manages one CW station and one independent station.

          39. As of September 14, 2007, Hearst owned: (i) 27,501,980 of Hearst-Argyle Series A Common Stock, par value $.01 per share, the (“Common Stock”), representing approximately 52% of the outstanding Common Stock; (ii) 100% of the 41,298,648 issued and outstanding shares of Hearst-Argyle Series B Common Stock, par value $.01 per share, (the “Series B Common Stock”); and (iii) 500,000 Series B Redeemable Convertible Preferred Securities due 2021 (the “Convertible Preferred Securities”) that were issued by Hearst-Argyle Capital Trust, Hearst-Argyle’s wholly-owned subsidiary trust. Hearst may, at its election, convert its Series B Common Stock and Convertible Preferred Securities into Common Stock, which would increase its Common Stock ownership to 69,786,759 shares, representing approximately 74% of the outstanding Common Stock.
Hearst-Argyle Management Was “Tipped Off” to Hearst’s Going-Private Plan
          40. Prior to any public disclosure that Hearst might seek to eliminate the public minority interest in Hearst-Argyle, Hearst “tipped off” Hearst-Argyle management about the Going-Private Plan. Specifically, Hearst requested in April 2006 that Hearst-Argyle management prepare materials for Hearst concerning an effort relating to cash out the public minority shareholders of Hearst-Argyle. Hearst-Argyle management prepared the requested materials for Hearst.
          41. Hearst’s efforts to sidestep an equitable process that included Hearst- Argyle’s Board of Directors and deal directly, instead, with Hearst-Argyle management was an abuse of its power as the Company’s controlling shareholder and set the course of the Going-Private Plan without any procedural protections for public minority shareholders. Hearst-Argyle management is hopelessly conflicted in assessing the fairness or adequacy of any transaction to Hearst-Argyle public minority shareholders, as management is beholden to Hearst, indirectly works for Hearst, and would directly work for Hearst following completion of a transaction.
The Going-Private Plan Was Timed to Take Advantage of a Temporary Dip in the Stock Price
          42. The $23.50 per share price in the Going-Private Plan severely undervalues Hearst-Argyle, and was designed to cap the market price of Hearst-Argyle stock just as the Company hit its 52-week low as the “credit crunch” —and ensuing liquidity crisis created by the collapse of the sub-prime mortgage market— rippled through the stock market.
          43. Beginning in July 2007 and continuing into August, the stock markets began to experience a general downturn as amid reports of the collapse of certain subprime lenders and the credit crunch that resulted from a tightening of the capital markets.
          44. Hearst-Argyle Common Stock had performed well prior to the credit crunch, with the shares reaching a 52-week high of $27.79 per share on April 17, 2007. The valuation reflected the positive outlook for Hearst-Argyle’s future performance, as Hearst- Argyle is poised for enormous growth resulting from expectations of lucrative and unprecedented television advertising revenue from political advertising. For instance, Hearst-Argyle owns television stations in markets that are expected to see massive increases in spending on political advertising during the 2008 Presidential campaign, including stations in Des Moines, Iowa and Manchester, New Hampshire, as well as likely “swing” states such as Pennsylvania, Ohio and Florida.
          45. Notwithstanding the positive outlook for the Company, Hearst-Argyle shares were pressured downward, pulled down along with rest of the stock market in July and August 2007. On August 16, 2007, Hearst-Argyle hit a 52-week closing low of $19.74 per share.

          46. The next day, Hearst-Argyle management, who had been pre-conditioned by Hearst to the Going-Private Plan, provided Hearst with a new long-term business plan and new projections.
          47. Seven days later, and with Hearst-Argyle shares still trading at depressed levels, Hearst publicly announced the Going-Private Plan on August 24, 2007 and its intention to commence the Tender Offer for all of the outstanding shares of Hearst-Argyle Common Stock not owned by Hearst for $23.50 per share in cash. The transaction will be implemented through the Tender Offer made for the publicly held Common Stock, followed by the squeeze-out, short form Merger at the same $23.50 per share in cash.
          48. Hearst’s press release included an August 24, 2007 letter from Mr. Ganzi sent to his fellow Hearst-Argyle board members, outlining the Going-Private Plan to buy-out Hearst-Argyle’s public shareholders for $23.50 cash per share. According to the press release, defendant Ganzi stated:
[w]e believe that our offer is fair to the public stockholders of Hearst Argyle. This offer represents a premium of approximately 15% over the closing price of the shares of Series A Common Stock on August 23, 2007 as well as the average closing price for the last four weeks.
          49. Hearst’s assertion of fairness, however, is based on the false proposition that the Going-Private Plan is fair because the $23.50 per share offer price is above the recent trading prices of Hearst-Argyle stock, and therefore, constitutes a premium. However, a fair price cannot be based on a purported “premium” over a depressed market price, particularly for a company such as Hearst-Argyle, which is about to realize significant improvement according to analysts.
          50. Analysts acknowledge that the current trading levels vastly undervalue the shares. Indeed, Deutsche Securities issued a Buy recommendation after Hearst-Argyle dipped below $20 per share in July. Likewise, The Wall Street Journal reported that Robin Flynn, associate director with SNL Kagan, “values Hearst-Argyle closer to $28 or $29 a share,” and that Flynn noted that the $23.50 contemplated by the Going-Private Plan was “a price designed to take advantage of current trading levels.” According to James Goss, an analyst at Barrington Research in Chicago, Hearst “viewed [this] as an opportune time,” to offer to purchase the remaining outstanding shares of Hearst-Argyle because of Hearst-Argyle’s recent announcement and its related decline in share price dropping below $20 in recent weeks. The progress report from Barrington Research concludes the Hearst-Argyle is poised to rebound from its weak second quarter, and also noted the potential growth in Hearst-Argyle’s internet segment: “We feel the story remains intact, with new opportunities in the digital space and the potential for retransmission dollars among the positive elements.” Barrington set a target price of $28 per share.
The Special Committee Suffers from Disabling Conflicts
          51. Mr. Ganzi’s August 24, 2007 letter stated the expectation that Hearst-Argyle would form a “special committee” of its Board of Directors to consider the Going-Private Plan. The special committee process, however, provided in the Going-Private Plan is woefully inadequate and does not provide needed protection for public minority shareholders.
          52. Hearst-Argyle announced on August 27, 2007 that it had formed a special committee of purported “independent” members of the Board of Directors of Hearst-Argyle, consisting of two Series A directors of Hearst-Argyle: Pulver and Williams. However, these “independent” directors are in no way independent of Hearst’s influence.

          53. Hearst-Argyle’s Board of Directors is controlled by Hearst, as its ownership of Series B Common Stock entitles it to elect as a class all but two members of the Company’s Board of Directors. Defendants Barrett, Bennack, Conomikes, Elkins, Ganzi, G.R. Hearst, W.R. Hearst, Marbut and Maurer are the Series B designees. In addition, Hearst-Argyle’s Chairman of the Board of Directors, Ganzi, is the President and Chief Executive Officer and a director of Hearst; Barrett, the Company’s President and Chief Executive Officer and one of the Company’s directors, is a director of Hearst; and Bennack, Conomikes, G.R. Hearst, W.R. Hearst and Maurer are also members of the Board of Directors of Hearst.
          54. The holders of Series A Common Stock elect the remaining two directors, with Hearst voting its controlling block of Series A stock in the same proportion as the public shares. Hearst, however, through its Series B designees and control of Hearst- Argyle, controls the nomination of the directors elected by Series A holders.
          55. Thus, Hearst has, for over a decade, controlled the nomination of Pulver and Williams to the Company’s Board of Directors, for which Pulver and Williams have earned large fees. For instance, Pulver received over $145,000 and Williams received over $140,000 in director compensation in 2006, a year in which there were only five Board meetings. Pulver and Williams were also provided with health insurance from Hearst- Argyle as if they were employees of the Company.
          56. These individuals have been beholden the Hearst for over a decade of repeated nomination to the Board and all the financial and other perquisites that flow therefrom and cannot independently represent the interests of the Hearst-Argyle public minority shareholders against the pecuniary interest of Hearst. Indeed, this is evidenced by, among other things, the failure of Pulver and Williams to take any measures to date to ensure that the interests of Hearst-Argyle public minority shareholders are properly protected from Hearst’s overreaching.
The Coercive Tender Offer Documents
          57. On September 14, 2007, Hearst commenced the Tender Offer by filing the Tender Offer documents with the SEC. The Tender Offer documents contain material misstatements and omissions and further demonstrate the coercive nature of the Going- Private Plan.
          58. For example, the Tender Offer documents (at page 16) threaten severe repercussions for public shareholders in the event that the Going-Private Plan is not completed. Under the heading “Conduct of Hearst-Argyle’s Business if the Offer is not Completed,” Hearst states that:
     If the Going Private Plan is not completed, Hearst will re-evaluate its options with respect to the [publicly held shares] not owned by it. In particular Hearst may consider:
•	engaging in open market or privately negotiated purchases of Shares and/or converting some or all of the Series B Shares or the Convertible Preferred Securities held by Hearst to increase Hearst and its subsidiaries’ aggregate ownership of the Shares to at least 90% of the then outstanding Shares and then effecting a short-form merger[.]
          59. Thus, Hearst has sought to coerce shareholders to tender their Common Stock by threatening shareholders with Hearst’s alternative plan to increase its holdings beyond the 90% threshold, which would enable Hearst to affect the squeeze-out, short form Merger at any time. Such retaliation for shareholder rejection of the Tender Offer has severe adverse consequences for Hearst-Argyle public minority shareholders. First, Hearst’s acquisition additional shares would reduce the float of publicly traded shares and thus reduce the liquidity of the remaining Common Stock, which would trade at a “liquidity discount” to its value as a result of the low float. Second, Hearst could effect the squeeze-out, short form Merger opportunistically at any time, and without any vote or tender approval needed from public minority shareholders.
          60. Hearst is using the Lazard Book to likewise coerce shareholders to approve the Tender Offer by touting Lazard’s flawed analyses and assumptions that purport to justify the unfair and inadequate price in the Going-Private Plan. The analyses prepared by Lazard (which include a Comparable Company Analysis, Precedent Transaction Analyses, a Discounted Cash Flow Analysis (“DCF”) and an Leveraged Buyout (“LBO”) Analysis) fail to consider or simply miscalculate many sources of value for Hearst-Argyle:
               (a) First, Lazard’s analyses do not contain any calculation for the substantial annual cost savings that will be recognized if the two entities combine, other than a $10 million annual pretax estimate in the LBO Analysis. These cost savings represent a source of value to Hearst, for which Hearst-Argyle would expect to benefit through higher transaction consideration in the context of an arm’s-length transaction.
               (b) Second, the Comparable Company Analysis (at page 8 of the Lazard Book) indicated an implied equity value per share for Hearst-Argyle based upon 10.5-ll.5x average 2007 and 2008 estimated EBITDA. This fails to account for the typical transaction premium associated with the acquisition of the minority shares of a public company. Indeed, on page 14 of the Lazard Book, Lazard’s own research illustrates that premiums in comparable transactions range from 23.5% to 31.2%. However, Lazard does not apply this premium range to the price concluded in its

Comparable Company Analysis, thus resulting in improperly low value range. Correcting for this error shows a value range of $26 to $31 per share and illustrates the financial inadequacy of the Going-Private Plan.
               (c) Third, the DCF analysis is flawed in that Lazard’s selection of the multiples for terminal values based on EBITDA provides for minimal growth (an implied growth rate ranging from only 0.5%-2.5% per year). Applying terminal multiples of 12.0x to 13.0x implies more realistic growth rates of approximately 1% to 3% per year to account for the expected megacycle of the 2008 election season (again using the same discount rates), results in an net present value increase of an additional $3.50 per share. This increases the value range of the DCF analysis to $24.47 to $28.49 per share.
               (d) Fourth, the DCF analysis also flawed with respect to the present value function, due Lazard’s apparent (improper) use of the end of period discounting. This is a mathematical error, which, once corrected by using mid-period discounting, results in a net present value increase of an additional $1 per share. This increases the value range of the DCF analysis to $21.97 to $25.99 per share, and, together with the correction to more realistic growth rates, increases the value range of the DCF analysis to $26 to $30 per share.
          61. Plaintiffs and the Class will suffer irreparable damage unless defendants are enjoined from continuing to breach their fiduciary duties and carrying out the Going Private Plan.

FIRST CAUSE OF ACTION
(Against the “Hearst Defendants” for Unfair Dealing and
Breach of Fiduciary Duty of Good Faith, Loyalty and Candor)
          62. Plaintiffs repeat and reallege the foregoing allegations as if fully set forth herein.
          63. As controlling shareholders and affiliates and associates thereof, defendants Hearst, Barrett, Bennack, Conomikes, Elkins, Ganzi, G.R. Hearst, W.R. Hearst, Marbut and Maurer (the “Hearst Defendants”) owe a duty of undivided loyalty to Hearst-Argyle’s public shareholders.
          64. The initiation and timing of the Going-Private Plan are a breach of the Hearst Defendants’ duty of good faith and loyalty and constitute unfair dealing. The Going- Private Plan is timed to take advantage of a temporarily depressed market price for Hearst- Argyle stock, just as the Company is poised for significant growth.
          65. The Hearst Defendants have access to Hearst-Argyle’s cash flow projections and other non-public information enabling them to determine how Hearst can profit best by eliminating Hearst-Argyle’s public shareholders at this time. The Hearst defendants possess material facts that are not known in the market. The Hearst Defendants have already sought to exploit this informational asymmetry by claiming the Hearst offer represents a premium over the market price of Hearst-Argyle stock, when that market price reflects a discount from fair value. Thus, Hearst seeks to benefit from presenting a suspect measure of valuation (i.e., the pre-offer market price) in an effort to justify the fairness of an inadequate offer.
          66. Any recommendation of a special committee of the Board with respect to the Going-Private Plan will not will not provide any effective protection for the Class. Hearst’s position as controlling shareholder and the level of control that Hearst exerts over Hearst-Argyle, both through the Hearst affiliated directors and the fact that Hearst is able to hand-pick the remaining directors through its overwhelming economic interest in Hearst-Argyle, makes it impossible for any special committee to render an independent decision that protects the interests of the public shareholders. Pulver and Williams were handpicked to serve on the Hearst-Argyle board by Hearst and its associates and may be replaced easily by Hearst.
          67. The disclosure of the Going-Private Plan also reflects unfair dealing and a lack of candor. The Hearst Defendants have already caused materially misleading and incomplete information to be disseminated to Hearst-Argyle’s public shareholders. Hearst’s statements concerning a premium over recent (depressed) trading prices, for example, are materially misleading without further disclosures germane to the shareholders’ assessment of that premium relative to market conditions. By misleadingly portraying the $23.50 price as a premium and driving a substantial portion of Hearst-Argyle stock into the hands of arbitrageurs who will tender into the Going-Private Plan, the Hearst defendants seek to ensure that most shareholders will sell into the Tender Offer. Having chosen to publicly announce their Going-Private Plan, the Hearst Defendants had an obligation to be complete and accurate in the disclosures they chose to make.
          68. Defendants’ scheme, and particularly their effort to cap Hearst-Argyle’s stock price, was designed to drive a substantial number of Hearst-Argyle shareholders to sell into the market after the announcement of the Going-Private Plan slightly raised the market price of Hearst-Argyle stock. After the announcement of the Going-Private Plan, numerous shareholders sold their shares based on misleading and incomplete disclosure that suggested there was no point waiting for the inevitable freeze-out. Arbitrageurs who purchased shares after the announcement will be highly motivated to tender their shares at a modest profit, regardless of the lack of fairness of the Tender Offer price.
          69. The Going-Private Plan represents an opportunistic effort to free Hearst from future dealings with Hearst-Argyle’s public shareholders at a discount from the fair value of their shares. As discussed above, the $23.50 per share offer price does not represent fair value. The premium Hearst extols is meaningless, as it is based on Hearst’s attempt to take advantage of the depressed market price for Hearst-Argyle stock which reflects the delisting discount, as well as a minority discount based on Hearst’s majority ownership of Hearst-Argyle.
          70. Any appraisal remedy available in the Merger will be ineffective and unreasonably expensive for shareholders such as plaintiffs. Given the relatively small number of shares to be cashed out in the back-end merger and the fact that with the time value of money, waiting to be cashed out at the low $23.50 per share price will reduce the value of their shares even further, shareholders will reasonably conclude that the cost, delay in payment and other “baggage” of an appraisal proceeding makes it undesirable to attempt to obtain fair value for their shares in an appraisal.
          71. Plaintiffs have no adequate remedy at law.
SECOND CAUSE OF ACTION
(Against Defendants Pulver and Williams for
Breach of Fiduciary Duty of Good Faith, Loyalty and Care)
          72. Plaintiffs repeat and reallege the previous allegations as if fully set forth herein.

          73. Hearst-Argyle has no separate nominating committee for the selection of candidates for director. Instead, director nominations are controlled by Hearst, and the directors of Hearst-Argyle who are affiliated with Hearst. Thus, the selection of Hearst-Argyle’s outside directors is controlled by a Hearst dominated board. Consequently, Hearst-Argyle’s outside directors are not truly independent as they are dependent on Hearst for their selection and election as Hearst-Argyle directors.
          74. Pulver and Williams, consistent with their fiduciary duties of care and good faith, cannot approve the transactions contemplated by the Going-Private Plan. Those directors cannot approve the Tender Offer, a transaction where the Hearst Defendants will contend there is no obligation to pay a fair price for the public shares tendered into that offer. Nor can Pulver and Williams approve a short-form Merger where the Hearst Defendants will claim there is no obligation of fair dealing and the Hearst-Argyle pubic shareholders’ only opportunity to obtain fair value will be an ineffective and expensive appraisal remedy. The “independent” directors cannot, consistent with their fiduciary duties, approve any business combination with Hearst, such as the Going- Private Plan, that is not entirely fair to the Hearst-Argyle public shareholders. Because, as alleged herein, the Tender Offer and Merger do not satisfy the entire fairness standard, the non-Hearst directors of Hearst-Argyle may not approve such transaction. Indeed, by pursuing transactions which are not entirely fair to the Hearst- Argyle public shareholders, the Hearst Defendants have already violated their fiduciary duties to the public shareholders.
          75. Plaintiffs have no adequate remedy at law.
     WHEREFORE, Plaintiffs pray for judgment and relief as follows:

     A. Ordering that this action is properly maintainable as a class action and certifying Plaintiffs as Class representative and Plaintiffs’ counsel as class counsel;
     B. Preliminarily and permanently enjoining Defendants from proceeding with the Going-Private Plan;
     C. Enjoining Defendants from consummating the Going-Private Plan, or a business combination with a third party, unless and until the Company adopts and implements a procedure or process, such as an auction, to obtain the highest possible price for the Company;
     D. Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of shareholders until the process for the sale or auction of the Company is completed and the highest possible price is obtained;
     E. Awarding Plaintiffs the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and
     F. Granting such other and further relief as this Court may deem just and proper.
JURY TRIAL DEMAND
Plaintiffs hereby demand a trial by jury on all issues so triable.

Dated: September 20, 2007	GARDY & NOTIS, LLP
	By:	/s/ James S. Notis
James S. Notis
440 Sylvan Avenue, Suite 110 Englewood Cliffs, New Jersey 07632 Tel: 201-567-7377 Fax: 201-567-7337

WOLF HALDENSTEIN ADLER FREEMAN & HERZ LLP

By:	/s/ Gregory M. Nespole
Gregory M. Nespole
270 Madison Avenue, 11th Floor
New York, New York 10016
Tel:212-545-4600
Fax: 212-545-4677
Lead Counsel for Plaintiffs
FARUQI & FARUQI, LLP
Nadeem Faruqi
Emily C. Komlossy
369 Lexington Avenue, 10th Floor
New York, New York 10017
Tel: 212-983-9330
Fax: 212-983-9331
THE BRUALDI LAW FIRM PC
Richard B. Brualdi
29 Broadway, Suite 2400
New York, New York 10006
Tel: 212-952-0602
Fax: 212-952-0608
HAROLD B. OBSTFELD, P.C.
Harold B. Obstfeld
100 Park Avenue, 20th Floor
New York, New York 10017
Tel: 212-696-1212
Fax: 212-696-1398
Counsel for Plaintiffs

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